 Exhibit 99.2
{Translation from the Hebrew}
The Companies Ordinance
Company Limited by Shares
MEMORANDUM OF ASSOCIATION
OF
ICL GROUP LTD.
1. The name of the company is –

In Hebrew: I.C.L GROUP B.M.

and in English: ICL GROUP LTD.

2.   The objectives for which the Company was established are:

2.1
To engage, establish, develop and manage operations of any kind and type which is in the field of mining, manufacturing, production, trade, conveying, marketing and distribution of quarries, minerals and materials or compounds of all kinds, including downstream products or products associated with them, alone or with others, and including to hold shares or other rights in corporations or businesses in those fields.

2.2	To engage in any legal activity whatsoever.

[Paragraph 2 was changed to the foregoing text by way of a special resolution of a general meeting of the company on January 2005]

3. The liability of the members is limited.

4. The share capital of the Company is: NIS 1,485,000,000 divided into 1,484,999,999 ordinary shares of NIS 1 nominal value each, and one non-transferable Special State Share of NIS 1 nominal value.

[Paragraph 4 was changed to the foregoing text by way of a special resolution of a general meeting of the company on May 2000]

The rights of the various classes of shares are set out in the Articles of the company, as shall be in force from time to time.

We the several persons whose names and addresses are set out below are desirous of being incorporated into a company in accordance with this Memorandum of Association and we hereby undertake to take the number of shares in the capital of the company set opposite our respective names, as set out below.

Name of Members	Addresses and Descriptions	No. of shares take by each member	Signature
1. The state of Israel represented by the Minister of Development, Moshe Kol and P. Sapir		1,000,000	Moshe Kol (-) P. Sapir (-)

2. Pinchas Sapir	Minister of Finance, The Treasury, Jerusalem	1	P. Sapir (-)

3. Moshe Kol	Minister of Development, Ministry of development, Jerusalem	1	Moshe Kol (-)

4. Ze'ev Sherf	Minister of Trade and Industry, Ministry of Trade and Industry, Jerusalem	1	Ze'ev Sherf (-)

5. Haim Givati	Minister of Agriculture Ministry of Agriculture, Jerusalem	1	Haim Givati (-)

6. Yehuda Sha' ari	Deputy Minister of Development, Ministry of development, Jerusalem	1	Yehuda Sha' ari (-)

7. Jerry Sudarski	Engineer, Kfar Shmaryahu	1	Jerry Sudarski (-)

8. Israel Gil'ad	Director-General of the Ministry of Development, Ministry of Development, Jerusalem	1	Israel Gil'ad (-)
Total number of shares taken: 1,000,007

Date: December 5, 1967

Witness to signatures: (-) M. Firon

Address: 43 Rothschild Boulevard, Tel-Aviv.

(The founding shares, from number 2 to number 8, were transferred according to the following sequence to the following companies and institutions:

2. Timna Copper Ltd.

3. Export Industries Umbrella Company Ltd.

4. The Petroleum and Geophysics Research Institute.

5. The Israel Electric Corporation Ltd.

6. Industrial Research Center Ltd.

7. Israel Desalination Engineering (Zarhin Process) Ltd.

8. Negev Clay and Clear Sand Company Ltd.

Details of the transfers in the register of the Company)